July 14, 2006

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	The Hertz Corporation Form S-1 (File No. 333-125764)

Ladies and Gentlemen:

Reference is made to the above captioned registration statement (the “Registration Statement”) filed by The Hertz Corporation (the “Registrant”) on June 13, 2005, as amended by Amendment No. 1 thereto as filed by the Registrant on August 30, 2005. The Registrant has determined not to pursue the initial public offering of common stock contemplated by the Registration Statement. The Registration Statement has not been declared effective, and no shares of common stock of the Registrant have been or will be issued or sold by the Registrant under the Registration Statement. Accordingly, pursuant to Rule 477 of the Securities Act of 1933, as amended, the Registrant hereby requests the withdrawal of the Registration Statement.

Please forward copies of the order consenting to the Withdrawal of the Registration Statement to the undersigned via facsimile at (201) 307-2324, with a copy to Steven J. Slutzky, Esq. at Debevoise & Plimpton LLP at (212) 909-6836.

If you have any questions or comments or require further information or documentation, please do not hesitate to call Harold E. Rolfe, Esq. at (201) 307-2609 or Steven J. Slutzky, Esq. at (212) 909-6036.

Sincerely,

/s/ PAUL J. SIRACUSA
Name:	Paul J. Siracusa
Title:	Executive Vice President and Chief Financial Officer